CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$500,000	$58.05

Pricing supplement no. 1583 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 151-A-I dated June 4, 2010	Registration Statement No. 333-155535 Dated August 30, 2011 Rule 424(b)(2)

$500,000 8.075% (equivalent to 16.15% per annum) Reverse Exchangeable Notes due March 6, 2012 Linked to the United States Oil Fund, LP

General

—

The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in any appreciation in the Fund, be willing to accept the risks of exposure to exchange-traded funds in general and the United States Oil Fund, LP, in particular, and be willing to lose some or all of their principal at maturity.

—

The notes will pay 8.075% (equivalent to 16.15% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($6.888 initially) on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Senior unsecured obligations of JPMorgan Chase & Co. maturing March 6, 2012*
—

Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.

—	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Fund:	United States Oil Fund, LP (“USO”) (the “Fund”)
Interest Rate:	8.075% (equivalent to 16.15% per annum) over the term of the notes, paid monthly and calculated on a 30/360 basis
Protection Amount:	$6.888 initially, which is equal to 20% of the Initial Share Price, subject to adjustments.
Pricing Date:	August 30, 2011
Settlement Date:	On or about September 2, 2011
Observation Date:	February 29, 2012*
Maturity Date:	March 6, 2012*
CUSIP:	48125XU53
Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the 6th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such day, an “Interest Payment Date”), commencing October 6, 2011. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Notwithstanding anything to the contrary in the product supplement, each interest payment for the notes will be made to the holders of record at the close of business on the business day immediately preceding the relevant Interest Payment Date.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1)  the Final Share Price is less than the Initial Share Price; and

(2)  on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share

      Price by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity if you invest in the notes.

Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:	$34.44, the closing price of one share of the Fund on the Pricing Date, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 151-A-I

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 151-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$20	$980
Total	$500,000	$10,000	$490,000
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $15.00 per $1,000 principal amount note. The concessions of $15.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 151-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 30, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 151-A-I dated June 4, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 151-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 151-A-I dated June 4, 2010:

http://www.sec.gov/Archives/edgar/data/19617/000089109210002380/e39033_424b2.pdf

—	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

—	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

—

THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 8.075% (equivalent to 16.15% per annum) interest over the term of the notes, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

—

MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 8.075% (equivalent to 16.15% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 6th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such day, an “Interest Payment Date”), commencing October 6, 2011. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the relevant Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for November 2011 is November 6, 2011, but because November 6, 2011 is a Sunday, payment of interest with respect to that Interest Payment Date will be made on November 7, 2011, the next succeeding business day.

—

THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is equal to or greater than the Initial Share Price or the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount ($6.888 initially) on any day during the Monitoring Period. However, if the Final Share Price is less than the Initial Share Price and the closing price of one share of the Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount ($6.888 initially), you could lose up to the entire principal amount of your notes.

—

RETURN LINKED TO THE UNITED STATES OIL FUND, LP — The return on the notes is linked to the United States Oil Fund, LP. The United States Oil Fund, LP, a Delaware limited partnership, is a commodity pool that issues units (which we refer to as “shares” for purposes of this pricing supplement and the accompanying product supplement) that may be purchased and sold on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “USO.” The investment objective of the United States Oil Fund, LP is for changes in percentage terms of the net asset value of the units of the Fund to reflect the changes in percentage terms of the spot prices of light, sweet crude oil delivered to Cushing, Oklahoma as traded on the New York Mercantile Exchange, less the Fund’s expenses. The Fund seeks to achieve its investment objective by investing in a mix of oil futures contracts and other oil interests such that changes in the Fund’s net asset value will closely track the changes in the price of a specified oil futures contract. For additional information about the Fund, see the information set forth under “The United States Oil Fund, LP” in the accompanying product supplement no. 151-A-I.

—

TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 151-A-I. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat (i) the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes and (ii) approximately 2.35% of each interest payment as interest on the Deposit and the remainder as Put Premium. We will follow this approach in determining our reporting responsibilities, if any. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the United States Oil Fund, LP	PS-1

treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, or any commodity futures contracts held by the Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 151-A-I dated June 4, 2010.

—

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($6.888 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes at maturity.

—

THE BENEFIT PROVIDED BY THE PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($6.888 initially), you will be fully exposed to any depreciation in the Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Fund subsequently recovers such that the Fund is above the Initial Share Price by more than the Protection Amount ($6.888 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

—

CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

—

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

—

NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund. We assume no responsibility for the adequacy of the information about the Fund contained in this pricing supplement or in product supplement no. 151-A-I. You should undertake your own investigation into the Fund. We are not responsible for the Fund’s public disclosure of information, whether contained in SEC filings or otherwise.

—

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

—

PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Fund is not less than the Initial Share Price by more than the Protection Amount ($6.888 initially) during the Monitoring Period, or the Final Share Price is equal to or greater than the Initial Share Price, and the notes are held to maturity. If the closing price of the Fund is less than the Initial Share Price by more than the Protection Amount ($6.888 initially) during the Monitoring Period

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the United States Oil Fund, LP	PS-2

and the Final Share Price is less than the Initial Share Price, the benefit provided by the Protection Amount ($6.888 initially) will be eliminated and you will be fully exposed at maturity to any decline in the value of the shares of the Fund.

—

YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE FUND — Unless (i) the Final Share Price is below the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of one share of the Fund is below the Initial Share Price by more than the Protection Amount ($6.888 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Fund during the term of the notes.

—

VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the shares of the Fund could close below the Initial Share Price by more than the Protection Amount ($6.888 initially) during the Monitoring Period or that the shares of the Fund could close below the Initial Share Price on the Observation Date. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of the Fund could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal. See “— Prices of Commodity Futures Contracts Are Characterized by High and Unpredictable Volatility, Which Could Lead to High and Unpredictable Volatility In The Fund” below.

—

PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE FUND — Market prices of the commodity futures contracts held by the Fund tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of crude oil, the commodity underlying the commodity futures contracts held by the Fund. See “The Market Price of Crude Oil Will Affect the Value of the Notes” below. The prices of the commodity futures contracts held by the Fund are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

—

OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS OR THE RELATED COMMODITIES — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts held by the Fund or owned the related commodities. As a result, a holder of the notes will not have any direct or indirect rights to any commodity futures contracts or the related commodities.

—

THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — Your payment at maturity may reflect the performance of the Fund, which holds commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

—

THE PERFORMANCE OF THE UNITED STATES OIL FUND, LP MAY NOT FULLY REPLICATE THE PERFORMANCE OF THE PRICE OF LIGHT, SWEET CRUDE OIL — United States Commodity Funds, LLC, the general partner of the United States Oil Fund, LP, is responsible for investing the assets of the United States Oil Fund, LP in accordance with the objectives and policies of the United States Oil Fund, LP. The assets of the United States Oil Fund, LP consist primarily of investments in futures contracts for light, sweet crude oil, other types of crude oil, heating oil, gasoline, natural gas, and other petroleum-based fuels that are traded on the New York Mercantile Exchange, ICE Futures or other U.S. and foreign exchanges (collectively, “oil futures contracts”) and other oil interests such as cash-settled options on oil futures contracts, forward contracts for oil, and over-the-counter transactions that are based on the price of oil, other petroleum-based fuels, oil futures contracts and indices based on the foregoing (collectively, “other oil interests” and together with oil futures contracts, “oil interests”). The United States Oil Fund, LP seeks to achieve its investment objective by investing in a mix of oil futures contracts and other oil interests such that changes in the net asset value of the United States Oil Fund, LP will closely track the changes in the price of a specified oil futures contract (the “benchmark oil futures contract”). The United States Oil Fund, LP’s general partner believes that the benchmark oil futures contract historically has exhibited a close correlation with the spot price of light, sweet crude oil. There is no assurance that the general partner of the United States Oil Fund, LP will successfully implement its investment strategy and there is a risk that changes in the price of United States Oil Fund, LP units will not closely track changes in the spot price of light, sweet crude oil. The performance of the Fund may not exactly replicate the performance of the oil interests underlying the Fund because the Fund will reflect transaction costs and fees. It is also possible that the Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the oil interests underlying the Fund due to the temporary unavailability of certain securities in the secondary market or the performance of any derivative instruments contained in the Fund. This could also happen if the price of the units does not correlate closely with the United States Oil Fund, LP’s net asset value,

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the United States Oil Fund, LP	PS-3

changes in the United States Oil Fund, LP’s net asset value do not closely correlate with changes in the price of the benchmark oil futures contract or changes in the price of the benchmark oil futures contract do not closely correlate with changes in the cash or spot price of light, sweet crude oil. Light, sweet crude oil has also demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. The price of light, sweet crude oil may be more volatile than world crude oil prices generally.

—

THE MARKET PRICE OF CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES — Because the Fund holds futures contracts on crude oil, the market value of the notes will depend in part on the market price of crude oil. The price of crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

—

THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s general partner, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

—

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

—

THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

—

THE FUND HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS — The Fund was established on April 10, 2006 and therefore has a limited operating history. Past performance should not be considered indicative of future performance.

—

HEDGING AND TRADING IN THE FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Fund, the commodity futures contracts held by the Fund or instruments related to the shares of the Fund or the commodity futures contracts held by the Fund. We or our affiliates may also trade in the shares of the Fund or instruments related to the shares of the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

—

MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the shares of the Fund and interest rates on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 151-A-I.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the United States Oil Fund, LP	PS-4

Historical Information

The following graph sets forth the historical performance of the shares of the Fund based on the weekly closing price of one share of the Fund from April 14, 2006 through August 26, 2011. The closing price of one share of the Fund on August 30, 2011 was $34.44. We obtained the closing prices of the Fund below from Bloomberg Financial Markets without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Fund has experienced significant fluctuations. The historical performance of the shares of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Fund during the term of the notes. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the United States Oil Fund, LP	PS-5

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Fund declines in the manner set forth in the columns titled “Hypothetical lowest closing price during the Monitoring Period” and “Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

— the Initial Share Price: $35.00	— the Protection Amount: $7.00
— the Interest Rate: 8.075% (equivalent to 16.15% per annum) over the term of the notes

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$35.00	100%	$70.00	200%	$1,000.00
$17.50	50%	$36.75	105%	$1,000.00
$35.00	100%	$35.00	100%	$1,000.00
$28.00	80%	$28.00	80%	$1,000.00
$17.50	50%	$33.25	95%	$950.00
$17.50	50%	$17.50	50%	$500.00
$8.75	25%	$8.75	25%	$250.00
$0.00	0%	$0.00	0%	$0.00
**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the hypothetical payment at maturity in different scenarios set forth in the table above is calculated.

Example 1: The lowest closing price of one share of the Fund during the Monitoring Period is $17.50 but the Final Share Price is $36.75. Because the Final Share Price of $36.75 is greater than the Initial Share Price of $35.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Fund during the Monitoring Period is $17.50 and the Final Share Price is $33.25. Because the Final Share Price of $33.25 is less than the Initial Share Price of $35.00 and the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $33.25, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Fund on the Observation Date is $17.50, a decline of more than the Protection Amount. Because the Final Share Price of $17.50 is less than the Initial Share Price of $35.00 and the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $17.50, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $28.00 is less than the Initial Share Price of $35.00 but is not less than the Initial Share Price by more than the Protection Amount and the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $28.00 is less than the Initial Share Price of $35.00.

Regardless of the performance of the shares of the Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $80.75 over the term of the notes. The actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed above and will depend in part on the closing price of one share of the Fund on the Pricing Date. On the Pricing Date, the Initial Share Price was $34.44, and the Protection Amount was $6.888, subject to adjustments.

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the United States Oil Fund, LP	PS-6

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the United States Oil Fund, LP	PS-7